EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-57342, No. 333-69799, No. 333-69801, No. 333-22263, No. 33-58481, No. 33-87012, No. 333-123362 and No. 333-123363 on Form S-8, Registration Statement No. 33-59427 on Form S-3 and Post–Effective Amendment No. 4 to Registration Statement No. 33-58278 on Form S-2 of our report dated July 25, 2005, appearing in this Annual Report on Form 11-K of Butler International, Inc. 401(k) Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
July 25, 2005